SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 29 February 2008

InterContinental Hotels Group PLC
(Registrant's name)

67 Alma Road, Windsor, Berkshire, SL4 3HD, England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

EXHIBIT INDEX

Exhibit Number	Exhibit Description
99.1	Board Changes dated 19 February 2008
99.2	Director/PDMR Shareholding dated 26 February 2008
99.3	Director/PDMR Shareholding dated 26 February 2008

99.1

InterContinental Hotels Group PLC

Board Changes

InterContinental Hotels Group PLC (IHG) today announces the planned retirement of two of its Non-Executive Directors in 2008.

Robert C Larson will be retiring on 31 December 2008. Mr Larson joined the Board of Bass PLC, IHG’s former parent company, in 1996 and continued to serve on the Board of IHG following the demerger of Six Continents PLC in April 2003.

Sir David Prosser, who also joined the Board of IHG in April 2003, will be retiring on 31 May 2008, having served for over five years with the Company. Sir David is currently Chairman of the Board’s Remuneration Committee and he will be succeeded in that role by one of IHG’s existing Non-Executive Directors, Ralph Kugler. Mr Kugler previously served on IHG’s Remuneration Committee from 2003 until May 2005.

David Webster, Chairman of IHG, said: “Both Robert Larson and Sir David Prosser have given outstanding service to IHG and their wise counsel and support will be greatly missed”.

For further information, please contact:

Investor Relations Paul Edgecliffe-Johnson Heather Wood	+44 (0) 1753 410 176 +44 (0) 1753 410 176
Media Affairs Leslie McGibbon Claire Williams	+44 (0) 1753 410 426 +44 (0) 1753 410 275

Notes to Editors:

InterContinental Hotels Group PLC (IHG) of the United Kingdom [LON:IHG, NYSE:IHG (ADRs)] is the world's largest hotel group by number of rooms. IHG owns, manages, leases or franchises, through various subsidiaries, over 3,900 hotels and more than 585,000 guest rooms in nearly 100 countries and territories around the world. IHG owns a portfolio of well recognised and respected hotel brands including InterContinental® Hotels & Resorts, Crowne Plaza® Hotels & Resorts, Holiday Inn® Hotels and Resorts, Holiday Inn Express®, Staybridge Suites®, Candlewood Suites® and Hotel Indigo®, and also manages the world's largest hotel loyalty programme, Priority Club® Rewards with over 37 million members worldwide.

The company pioneered the travel industry’s first collaborative response to environmental issues as founder of the International Hotels and Environment Initiative (IHEI). The IHEI formed the foundations of the Tourism Partnership launched by the International Business Leaders Forum in 2004, of which IHG is still a member today. The environment and local communities remain at the heart of IHG’s global corporate responsibility focus.

IHG offers information and online reservations for all its hotel brands at www.ihg.com and information for the Priority Club Rewards programme at www.priorityclub.com.

For the latest news from IHG, visit our online Press Office at www.ihg.com/media.

END

99.2

INTERCONTINENTAL HOTELS GROUP PLC

Notification of transactions of directors, persons discharging managerial responsibility or connected persons

In respect of the conditional rights over InterContinental Hotels Group PLC (“Company”) ordinary shares awarded to a number of participants in the Company’s Long Term Incentive Plan (“LTIP”) (formerly know as the Performance Restricted Share Plan), the Company was notified on 25 February 2008 that, following the vesting on 20 February 2008 of 55.3% of the LTIP award for the period ended 31 December 2007, the following numbers of shares (net of income tax liabilities) were transferred for no consideration from the Company’s Employee Share Ownership Trust on 25 February 2008 to the following directors and other persons discharging managerial responsibility:

Director	Number of shares transferred

Andrew Cosslett	90,115
Stevan Porter	51,793
Richard Solomons	57,602

Other Persons Discharging Managerial Responsibility

Tom Conophy	35,112
Peter Gowers	50,841
Kirk Kinsell	18,697
Tracy Robbins	19,634
Richard Winter	42,421

---------------Ends--------------

Name of Contact for this RNS Announcement:

Patrick Hartrey                                   Tel: 01753 410 244

Company Secretariat

InterContinental Hotels Group PLC

END

 99.3

INTERCONTINENTAL HOTELS GROUP PLC

Notification of transactions of directors, persons discharging managerial responsibility or connected persons

On 25 February 2008 the following directors and other persons discharging managerial responsibility were awarded rights over the numbers of InterContinental Hotels Group PLC (“the Company”) ordinary shares shown below under the Company’s Annual Bonus Plan (“the Plan”) (formerly known as the Short Term Deferred Incentive Plan) for no consideration.

Director	Number of shares awarded
Andrew Cosslett	71,287
Stevan Porter	35,743
Richard Solomons	45,634

Other Persons Discharging Managerial Responsibility
Tom Conophy	25,549
Peter Gowers	35,200
Kirk Kinsell	19,731
Tracy Robbins	24,306
Richard Winter	32,376

The awards are conditional on the participants’ continued employment with the Group until 25 February 2011.

---------------Ends--------------

Name of Contact for this RNS Announcement:

Patrick Hartrey                              Tel: 01753 410 244

Company Secretariat

InterContinental Hotels Group PLC

END

  SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ C. Cox
Name:	C. COX
Title:	COMPANY SECRETARIAL OFFICER

Date:	29 February 2008